Filed by Energy Transfer Equity, L.P.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Southern Union Company

Commission File No.: 1-06407

ENERGY TRANSFER EQUITY, L.P. COMPLETES SYNDICATION OF FINANCING FOR

ACQUISITION OF SOUTHERN UNION COMPANY

DALLAS— August 5, 2011 — Energy Transfer Equity, L.P. (NYSE: ETE) announced today the full syndication of the $3.7 billion acquisition financing provided by Credit Suisse to finance the previously announced acquisition of Southern Union Company (NYSE:SUG).

Following the closure of the syndication, the group of banks financing the transaction now consists of: Bank of America-Merrill Lynch, BNP Paribas, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co., Royal Bank of Scotland plc, SunTrust Banks Inc., UBS Securities LLC, Wells Fargo Securities LLC and Bank of Tokyo-Mitsubishi UFJ, Ltd.

John W. McReynolds, President and Chief Financial Officer of Energy Transfer Equity, L.P., commented: “We are pleased to report the successful completion of the acquisition financing syndication to a group of strong financial institutions. This means that all the major terms of the financing have been finalized without any need for adjustment and is therefore another major step in reducing future financial risk to ETE. Today’s news, combined with the recent HSR clearance, demonstrates that we are on track to complete this transaction in the first quarter of 2012.”

As previously announced, in connection with ETE’s acquisition of SUG, SUG will cause the contribution of its 50% interest in Citrus Corp. to Energy Transfer Partners, L.P. (NYSE: ETP) in exchange for $2.0 billion, the cash proceeds from which will be used to repay a portion of the acquisition financing and to repay existing SUG-related debt to maintain appropriate investment grade credit metrics.

Credit Suisse AG acted as sole administrative agent and Credit Suisse Securities (USA) LLC acted as sole bookrunner and sole lead arranger.

Energy Transfer Equity, L.P. (NYSE:ETE) is a publicly traded partnership, which owns the general partner and 100 percent of the incentive distribution rights (IDRs) of Energy Transfer Partners, L.P. (NYSE:ETP) and approximately 50.2 million ETP limited partner units; and owns the general partner and 100 percent of the IDRs of Regency Energy Partners LP (NASDAQ: RGNC) and approximately 26.3 million RGNC limited partner units. For more information, visit the Energy Transfer Equity, L.P. web site at www.energytransfer.com.

Forward-Looking Statements

This press release may include certain statements concerning expectations for the future, including statements regarding the anticipated benefits and other aspects of the proposed transaction described above, that are forward-looking statements as defined by federal law. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond the control of the management teams of ETE or SUG. Among those is the risk that conditions to closing the transaction are not met or that the anticipated benefits from the proposed transaction cannot be fully realized. An extensive list of factors that can affect future results are discussed in the reports filed with the Securities and Exchange Commission (the “SEC”) by ETE and SUG. Neither ETE nor SUG undertakes any obligation to update or revise any forward-looking statement to reflect new information or events.

Additional Information

In connection with the transaction, ETE and SUG have filed a proxy statement / prospectus and other documents with the SEC. Investors and security holders are urged to carefully read the definitive proxy statement/prospectus when it becomes available because it will contain important information regarding ETE, SUG and the transaction.

A definitive proxy statement/prospectus will be sent to stockholders of SUG seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by ETE and SUG with the SEC at the SEC’s website, www.sec.gov. The definitive proxy statement/prospectus (when available) and such other documents relating to ETE may also be obtained free of charge by directing a request to Energy Transfer Equity, L.P., Attn: Investor Relations, 3738 Oak Lawn Avenue, Dallas, Texas 75219, or from ETE’s website, www.energytransfer.com. The definitive proxy statement/prospectus (when available) and such other documents relating to SUG may also be obtained free of charge by directing a request to Southern Union Company, Attn: Investor Relations, 5444 Westheimer Road, Houston, Texas 77056, or from SUG’s website, www.sug.com.

ETE, SUG and their respective directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transaction. Information concerning the interests of the persons who may be “participants” in the solicitation will be set forth in the definitive proxy statement/prospectus when it becomes available.

The information contained in this press release is available on the ETE web site at www.energytransfer.com.

Energy Transfer Equity

Investors:

Energy Transfer Equity

Brent Ratliff

(214) 981-0700

MacKenzie Partners

Dan Burch / Lawrence Dennedy

(212) 929-5748 / (212) 929-5239

Media:

Brunswick Group

Steve Lipin / Mark Palmer

(212) 333-3810 / (214) 459-8181

Granado Communications Group

Vicki Granado

(214) 599-8785